

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, 2010

Via Facsimile and U.S. Mail

Mr. Jon A. Olson
Senior Vice President, Finance, and Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124

      Re: Xilinx, Inc.
              Form 10-K for the Fiscal Year Ended April 3, 2010
              Filed June 1, 2010
              File No. 000-18548

Dear Mr. Olson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 3, 2010

Item 11. Executive Compensation, page 74

1.   We note your disclosure under the heading "Equity Grant Procedures and Guidelines" on page 38 of your definitive proxy statement that you have incorporated by reference. We note minimal, if any, discussion and analysis as to how the annual equity grants were determined. Your future filings should include substantive analysis and insight into how your Compensation Committee made its equity grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please tell us how such future disclosure will appear. For example, please tell us and discuss and analyze in future filings how the Compensation Committee determined the actual number of common shares or shares underlying the stock options

that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

2.   We note your disclosure under the heading "Compensation Risk Analysis" on page 39 of your definitive proxy statement that you have incorporated by reference to your Form 10-K. Although you have disclosed the Compensation Committee's belief with respect to the mix and design of the Company's compensation programs, it does not appear that your disclosure covers all aspects of Item 402(s) of Regulation S-K, including whether "your compensation policies and practices for your employees are reasonably likely to have a material adverse effect" on you. Please advise us of the basis for your conclusion that such disclosure in response to Item 402(s) of Regulation S-K is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any of the comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief